August 9, 2011

Mr. Brick Barrientos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Touchstone Funds Group Trust
File Nos. 33-70958 and 811-08104

Dear Mr. Barrientos:

This will confirm our telephone conversation on Thursday, July 28, 2011 regarding the 485(a) filing made by Touchstone Funds Group Trust (“Registrant”) on May 26, 2011.  The 485(b) has been updated to reflect all information required to be provided by Form N-1A (the “Amendment”).  The Registrant’s counsel has reviewed a printer’s proof of the Amendment and has represented to us that the printer’s proof does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act of 1933 (the “1933 Act”). Your comments and the Registrant’s responses are set forth below:

Prospectus Comments

Comment 1: Item 4 Risk/Return Summary

You indicated that the Fund’s Principal Investment Strategies and Risks contained in the Summary Prospectus are very dense and should be made more reader-friendly.  You noted that the Plain English requirements of Rule 421 under the 1933 Act should be reviewed in this regard. Specifically, you suggested the use of headers to identify each strategy and corresponding risk.

Response 1

We have reviewed the Plain English requirements under the 1933 Act.  We believe that we present the Principal Investment Strategies and Risks in a Plain English format.  However, in response to your suggestion, we have added headers to identify each risk in the section entitled “The Principal Risks.”

Comment 2: Item 4 Risk/Return Summary

You asked that we disclose the maturity strategy of the Fund with respect to its fixed income security investments.

Response 2

Disclosure concerning the maturity strategy of the Fund has been added.

Comment 3: Item 4 Risk/Return Summary

You asked that we include small- and mid-cap company risk disclosure within our Principal Investment Risks.

Response 3

Small- and mid-cap company risk disclosure has been added to the Summary Prospectus.

Comment 4: Item 4 Risk/Return Summary

Given the Fund’s ability to invest in fixed income securities, you asked that we disclose interest rate risk as a Principal Investment Risk of the Fund.

Interest rate risk disclosure has been added to the Summary Prospectus under the heading “Fixed Income Risk.”

Comment 5: Item 9 Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

On Page 8, in the sentence “During unusual economic or market conditions, or for temporary defensive or liquidity purposes, the Fund may invest up to 100% of its assets in cash…” you asked that we remove the word “or” after the first comma.

Response 5

We believe that the use of the word “or” is consistent with the desired objective of this disclosure.

Comment 6: Item 9 Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

You indicated that the current Item 9 disclosure regarding the Principal Investment Strategies and Risks of the Fund is confusing as written and you asked that we revise this disclosure.  You noted that strategies and risks outlined in Item 9 should be analogous to those summarized in Item 3 of the Summary Prospectus.  You suggested that the use of headers to identify each strategy and risk could be helpful in this regard.

Response 6

The “Principal Risks” section of the Summary Prospectus and the “What are the Principal Risks of Investing in the Fund?” section of the Statutory Prospectus have been revised to address your comment.

Comment 7: Item 10 Management, Organization and Capital Structure

Pursuant to Item 4(b)(2)(iii) of Form N-1A, you asked for an explanation as to the appropriateness of using the BofA Merrill Lynch Three-Month U.S. Treasury Bill Index as a benchmark for the Fund where the Fund does not invest in treasury bills.

Response 7

The BofA Merrill Lynch Three-Month U.S. Treasury Bill Index (the “Three-Month U.S. Treasury Bill Index”) is a broad based securities market index within the definition as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.  The Three-Month U.S. Treasury Bill Index is a

common benchmark for hedge funds and is used as a benchmark by other funds in the absolute return and merger arbitrage fund universes.

Comment 8: Item 10 Management, Organization and Capital Structure

With respect to the disclosure surrounding the portfolio managers of the Fund, you asked that we provide specific employment positions held by the portfolio managers during the past five years, including any positions held within Longfellow Investment Management Co. (“Longfellow”) itself.

Response 8

The Statutory Prospectus has been revised to include specific employment positions held within Longfellow.

Statement of Additional Information (“SAI”) Comment

SAI Comment 1: Item 11 Shareholder Information

Page 117 of the SAI indicates that the Fund’s accounting services agent has access to the current Fund holdings on a daily basis.  You asked whether this access includes a lag time and, if so, you asked that we disclose what that lag time is.

SAI Response 1

The accounting services agent has access to current Fund holdings on a daily basis without a lag time.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary